Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Air Canada reports December traffic

    Mainline passenger load factor of 78.9% -- highest ever for December
    Full-year load factor of 81% -- third consecutive record-breaking year

    MONTREAL, Jan. 4 /CNW Telbec/ - Air Canada reported a system load factor of 78.3 per cent in December 2006. The mainline carrier flew 5.2 per cent more revenue passenger miles (RPMs) in December 2006 than in December 2005, according to preliminary traffic figures. Overall capacity increased by
3.1 per cent, resulting in a load factor of 78.9 per cent, compared to
77.3 per cent in December 2005; an increase of 1.6 percentage points. Load factor for the full year was 81%, a record for the third consecutive year.
    Jazz, from whom Air Canada purchases regional capacity, flew 25.5 per cent more revenue passenger miles in December 2006 than in December 2005, according to preliminary traffic figures. Capacity increased by 20.8 per cent, resulting in a load factor of 72.4 per cent, compared to 69.7 per cent in
December 2005; an increase of 2.7 percentage points.
    Year over year, system traffic on a combined basis for Air Canada and
Jazz, rose 6.7 per cent on a capacity increase of 4.5 per cent, resulting in a load factor of 78.3 per cent; an increase of 1.6 percentage points.
    "At 81 per cent, this is the third consecutive year Air Canada has achieved a full-year record load factor, and once again this December's load factor has surpassed previous years' records for the month," said Montie
Brewer, President and Chief Executive Officer. "Traffic growth continues to outpace the increase in capacity resulting from the addition of new Embraer aircraft in the Air Canada fleet during 2006. This is a clear indication that we are succeeding in earning customers' loyalty, and I am particularly proud of our employees who achieved improved on-time performance year-over-year."
    "We made significant progress in the implementation of our business plan during the year. Our fleet renewal program is well underway with 16 new
Embraer aircraft added to the North American fleet in the past 12 months. To date, we have taken delivery of 33 Embraer aircraft with an additional 27 scheduled for delivery over the coming months, and we look forward to the arrival of the first of 19 Boeing 777s in our international fleet beginning this March. In addition, the major refurbishment of our existing fleet is generating positive customer feedback, as has the introduction of new  la carte pricing and multi-trip subscription flight pass products designed to meet the individual needs of travelers."

    This discussion contains certain forward-looking statements, which involve a number of risks and uncertainties. As a result of many factors including acts or potential acts of terrorism, international conflicts, government regulations and government mandated restrictions on operations and pricing, fuel prices, industry restructuring, labour negotiations, the economic environment in general including foreign exchange and interest rates, the airline competitive and pricing environment, industry capacity decisions and new entrants as well as external events, actual results could differ from expected results and the differences could be material.

    <<
                                 AIR CANADA
    -------------------------------------------------------------------------
                             AIR CANADA MAINLINE
                               (Includes Jetz)
    -------------------------------------------------------------------------
                                          DECEMBER              YEAR-TO-DATE
                            -------------------------------------------------
                            2006    2005    Change    2006    2005    Change
    -------------------------------------------------------------------------
    Traffic (RPMs
     millions)             3,575   3,397     +5.2%  45,090  44,177     +2.1%
    -------------------------------------------------------------------------
    Capacity (ASMs
     millions)             4,533   4,397     +3.1%  55,662  55,169     +0.9%
    -------------------------------------------------------------------------
    Load Factor            78.9%   77.3%  +1.6 pts   81.0%   80.1%  +0.9 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Canada         RPMs      978     907     +7.8%  12,571  12,911     -2.6%
                   ----------------------------------------------------------
                   ASMs    1,204   1,175     +2.5%  15,640  16,008     -2.3%
                   ----------------------------------------------------------
                   Load
                   Factor  81.2%   77.2%  +4.0 pts   80.4%   80.7%  -0.3 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    U.S.
     Transborder   RPMs      657     595    +10.4%   7,459   6,730    +10.8%
                   ----------------------------------------------------------
                   ASMs      891     825     +8.0%   9,487   8,888     +6.7%
                   ----------------------------------------------------------
                   Load
                   Factor  73.7%   72.1%  +1.6 pts   78.6%   75.7%  +2.9 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Atlantic       RPMs      858     832     +3.1%  12,097  11,839     +2.2%
                   ----------------------------------------------------------
                   ASMs    1,047   1,009     +3.8%  14,487  14,254     +1.6%
                   ----------------------------------------------------------
                   Load
                   Factor  81.9%   82.5%  -0.6 pts   83.5%   83.1%  +0.4 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Pacific        RPMs      631     640     -1.4%   8,633   8,509     +1.5%
                   ----------------------------------------------------------
                   ASMs      792     783     +1.1%  10,464  10,488     -0.2%
                   ----------------------------------------------------------
                   Load
                   Factor  79.7%   81.7%  -2.0 pts   82.5%   81.1%  +1.4 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Latin America
     & Other       RPMs      451     423     +6.6%   4,330   4,188     +3.4%
                   ----------------------------------------------------------
                   ASMs      599     605     -1.0%   5,584   5,531     +1.0%
                   ----------------------------------------------------------
                   Load
                   Factor  75.3%   69.9%  +5.4 pts   77.5%   75.7%  +1.8 pts
    -------------------------------------------------------------------------

                               AIR CANADA JAZZ
    -------------------------------------------------------------------------
                   AIR CANADA'S REGIONAL CAPACITY PROVIDER
                                   (Jazz)
    -------------------------------------------------------------------------
                                          DECEMBER              YEAR-TO-DATE
                            -------------------------------------------------
                            2006    2005    Change    2006    2005    Change
    -------------------------------------------------------------------------
    Traffic (RPMs
     millions)               320     255    +25.5%   3,819   2,490    +53.4%
    -------------------------------------------------------------------------
    Capacity (ASMs
     millions)               442     366    +20.8%   5,286   3,502    +50.9%
    -------------------------------------------------------------------------
    Load Factor            72.4%   69.7%  +2.7 pts   72.2%   71.1%   +1.1pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Canada         RPMs      239     207    +15.5%   2,851   1,949    +46.3%
                   ----------------------------------------------------------
                   ASMs      319     289    +10.4%   3,834   2,638    +45.3%
                   ----------------------------------------------------------
                   Load
                   Factor  74.9%   71.6%  +3.3 pts   74.4%   73.9%  +0.5 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    U.S.
     Transborder   RPMs       81      48    +68.8%     968     541    +78.9%
                   ----------------------------------------------------------
                   ASMs      123      77    +59.7%   1,452     864    +68.1%
                   ----------------------------------------------------------
                   Load
                   Factor  65.9%   62.3%  +3.6 pts   66.7%   62.6%  +4.1 pts
    -------------------------------------------------------------------------

                        AIR CANADA & AIR CANADA JAZZ
    -------------------------------------------------------------------------
                                   COMBINED
                       (AIR CANADA MAINLINE AND JAZZ)
    -------------------------------------------------------------------------
                                          DECEMBER              YEAR-TO-DATE
                            -------------------------------------------------
                            2006    2005    Change    2006    2005    Change
    -------------------------------------------------------------------------
    Traffic (RPMs
     millions)             3,895   3,652     +6.7%  48,909  46,667     +4.8%
    -------------------------------------------------------------------------
    Capacity (ASMs
     millions)             4,975   4,763     +4.5%  60,948  58,671     +3.9%
    -------------------------------------------------------------------------
    Load Factor            78.3%   76.7%  +1.6 pts   80.2%   79.5%  +0.7 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Canada         RPMs    1,217   1,114     +9.2%  15,422  14,860     +3.8%
                   ----------------------------------------------------------
                   ASMs    1,523   1,464     +4.0%  19,474  18,646     +4.4%
                   ----------------------------------------------------------
                   Load
                   Factor  79.9%   76.1%  +3.8 pts   79.2%   79.7%   0.5 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    U.S.
     Transborder   RPMs      738     643    +14.8%   8,427   7,271    +15.9%
                   ----------------------------------------------------------
                   ASMs    1,014     902    +12.4%  10,939   9,752    +12.2%
                   ----------------------------------------------------------
                   Load
                   Factor  72.8%   71.3%  +1.5 pts   77.0%   74.6%  +2.4 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    International  RPMs    1,940   1,895     +2.4%  25,060  24,536     +2.1%
                   ----------------------------------------------------------
                   ASMs    2,438   2,397     +1.7%  30,535  30,273     +0.9%
                   ----------------------------------------------------------
                   Load
                   Factor  79.6%   79.1%  +0.5 pts   82.1%   81.0%  +1.1 pts
    -------------------------------------------------------------------------
    >>
    %SEDAR: 00020954EF          %CIK: 0001295721

    /For further information: Isabelle Arthur (Montral), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver), (604)
270-5741; aircanada.com/
    (ACE.A. ACE.B. JAZ.UN.)

CO:  AIR CANADA; AIR CANADA - CORPORATE - FINANCIAL; AIR CANADA JAZZ

CNW 16:00e 04-JAN-07